United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 0-21513	CUSIP Number 233377407
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	March 31, 2016
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

DXP Enterprises, Inc.
Full Name of Registrant
N.A.
Former Name if Applicable
7272 Pinemont Drive
Address of Principal Executive Office (Street and Number)
Houston, TX 77040
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DXP Enterprises, Inc. (the “Company”) is presently seeking an amendment of its credit facility with Wells Fargo Bank, National Association (the “Facility”) regarding certain covenants, including its Consolidated Leverage Ratio, Consolidated Fixed Charge Coverage Ratio and Asset Coverage Ratio, due to perceived non-compliance at quarter end by the Company with certain covenants including those listed above. The amendment could have a significant impact on our financial position and disclosure contained in our Quarterly Report on Form 10-Q for the three month period ended March 31, 2016. As a result of those ongoing discussions regarding the amendment and other related matters that have required the attention of senior management and other key personnel, the Company could not, without unreasonable effort and expense, complete its financial statements for the three months ended March 31, 2016 and related disclosures and, consequently, could not file its Q1 2016 Form 10-Q (including its financial statements) within the prescribed time period. The Company currently anticipates obtaining the amendment on or before the extended filing deadline of May 16, 2016 and presently intends to file its Q1 2016 Form 10-Q by that prescribed extended due date.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Mac McConnell	713	996-4897
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  Sales for the three months ended March 31, 2016 decreased approximately $88 million, or approximately 26%, to approximately $253.6 million from $341.6 million for the prior year’s corresponding period. Operating income for the three months ended March 31, 2016 decreased approximately $20.1 million from the prior year’s corresponding period, to an operating loss of approximately $2.0 million. This decrease is primarily the result of a decline in spending by oil and gas producers and related businesses stemming from a decline in the price of oil and gas.

DXP ENTERPRISES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	05-10-2016	By /s/	Mac McConnell	Title:	Senior Vice President & CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).